Filed Pursuant to Rule 433
Registration Statement No. 333-283969
MARKET INDEX TARGET-TERM SECURITIES® (MITTS®)

MITTS® Linked to a Global Equity Index Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure
A global equity index basket comprised of the Dow Jones Industrial Average® (Bloomberg symbol: “INDU”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) and TOPIX (Bloomberg symbol: “TPX”) (each, a “Basket Component”).

Payout Profile at Maturity	• 100.00% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure is flat or decreases, payment at maturity will be the Minimum Redemption Amount
Capped Value	[$14.50 to $15.50] per unit, a [45.00% to 55.00%] return over the principal amount, to be determined on the pricing date.
Participation Rate	100.00%
Minimum Redemption Amount	$10.00 per unit
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126027800/ef20077424_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may earn no positive return on your investment
•
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	Changes in the level of a Basket Component may be offset by changes in the level of another Basket Component.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$10.00	0.00%
-75.00%	$10.00	0.00%
-50.00%	$10.00	0.00%
-25.00%	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$10.00(1)	0.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
50.00%	$15.00(2)	50.00%
60.00%	$15.00	50.00%
70.00%	$15.00	50.00%
80.00%	$15.00	50.00%
(1)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.